Filed Pursuant to Rule 424(b)(5)
Registration Number 333-137526
PROSPECTUS SUPPLEMENT
(To Prospectus dated September 22, 2006)
716,075 SHARES
WASTE MANAGEMENT, INC.
COMMON STOCK
     Our common stock is listed on the New York Stock Exchange under the trading symbol “WMI.” On November 28, 2006, the last reported sale price of the common stock on the New York Stock Exchange was $37.12 per share.
     We are issuing the shares directly to warrant holders upon exercise by such holders of six currently outstanding warrants. The warrants, originally issued in 1996 and 1997, entitle the holders to purchase an aggregate of 716,075 shares of our common stock at purchase prices as follows:

	Number	Exercise
Warrant Issuance Date	of Shares	Price
December 1, 1996	10,750	$31.1630
December 16, 1996	161,250	$28.1390
December 20, 1996	17,200	$28.6040
January 2, 1997	26,875	$27.9060
February 19, 1997	250,000	$30.00
February 19, 1997	250,000	$30.00
     We will use the net proceeds of approximately $21 million from the sale of the shares for general corporate purposes.
     Investing in the common stock involves risks that are described in the “Risk Factors” section of our periodic reports incorporated by reference into the Prospectus dated September 22, 2006.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     We expect to deliver the shares against payment therefor in Houston, Texas on or about December 4, 2006.
Prospectus Supplement dated November 30, 2006